HALLIBURTON
______________________________________________________________________
1401 McKinney, Suite 2400 (77010-4035) · Post Office Box 42807 · Houston, Texas 77242-2807
Phone 713.759.2600

Sherry D. Williams
Vice President and Corporate Secretary

January 18, 2008

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Halliburton Company
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2007
File No. 001-03492

We are responding to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated December 6, 2007 regarding the Definitive Proxy Statement on Schedule 14A (File No. 001-03492) of Halliburton Company filed April 2, 2007. For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold text.

Short-term (Annual) Incentives, page 16

1.
We note your response to prior comment 13 and reissue the comment.  You state that because you provide more information about your segments than your competitors, the disclosure of the targets will provide an element of profitability that could compromise your competitive position.  However, it is unclear how you reached that conclusion.  The result that you assert appears to be linked to the fact that you tend to disclose more information than your competitors, and not to the disclosure of the targets.  Also, explain why you believe that the disclosure of the targets will reveal insight about your profitability that is not already available in the public domain.  Finally, ensure that all your arguments focus on the potential competitive harm that will result from the disclosure of the targets.

We have reconsidered our position regarding the disclosure of targets for our short-term annual incentives.  As previously disclosed, our short-term incentives are based on cash value added, or CVA.  In future proxy statements, we will disclose the CVA target amounts for short-term incentives for the most recent full years.

Below is a modified version of what the “Short-term (Annual) Incentives” section of the Proxy Statement would look like with disclosure of the CVA targets and other changes mentioned in our previous responses to Staff comments.

Example Using 2006 Financial Data

In 1995, the Compensation Committee established the Annual Performance Pay Plan.  The Plan serves to:

•	Reward Executives and other key members of management for improving financial results that drive the creation of economic value for stockholders of the Company; and
•	Provide a means to connect individual cash compensation directly to our performance.

The objective for our business is to generate more earnings than normally expected by the investors who have provided us capital to grow our business.  We measure achievement of this objective using Cash Value Added, or CVA.  CVA is a financial measurement that theoretically demonstrates the amount of economic value added to our business.  CVA equals the profit (the “Net Operating Profit after Tax”) that remains after deducting the cost of all the capital invested to produce that profit (the “Capital Charge”).  Net Operating Profit after Tax equals (i) the sum of operating income plus interest income plus foreign currency gains and losses plus other nonoperating income, net, (ii) reduced by our expected tax expense as calculated using our planned tax rate as set during the annual planning process.  Capital Charge equals total assets (excluding current and noncurrent deferred income taxes) less total liabilities (excluding long-term debt, current maturities of long-term debt, and short-term notes payable) multiplied by a weighted average cost of capital percentage.  CVA is computed monthly and accumulated through the calendar year.  Adjustments may, at times, be approved by the Board of Directors in the calculation of the CVA payout, including the treatment of unusual items which may have impacted the Company’s actual results.  No such adjustments occurred during 2006.

At the beginning of each plan year, we establish an incentive award schedule that equates given levels of CVA performance with varying reward opportunities paid in cash.  The performance targets range from “Threshold” to “Challenge.”  “Threshold” reflects the CVA performance which would be calculated if we achieved 70% of planned operating income.  “Challenge” reflects the CVA performance which would be calculated if we achieved 150% of planned operating income.  These targets are based on the Company’s annual operating plan, as approved by our Board of Directors, and are set at levels that management believes would be sufficient to meet or exceed shareholder expectations of the Company’s performance, as well as management’s expectations of the relative performance of our competitors.  Given the cyclical nature of our business, our performance targets vary from year to year, which can similarly impact the difficulty in achieving the targets.

In determining CVA awards, the company has consistently applied the planned tax rate and the weighted average cost of capital percentage when determining actual CVA performance.  As a result, the CVA performance targets are not made easier to achieve by improved tax rates or lower actual cost of capital.

Historically, the ability to achieve these targets has been difficult.  Over the past nine years the Plan achieved maximum performance levels five times, achieved target performance once, and fell short of the threshold performance levels three times.

Individual incentive award opportunities are established at target and maximum performance levels as a percentage of base salary at the beginning of the plan year.  The maximum amount any participant can receive under the Plan is limited to two times the target opportunity level.  The level of achievement of annual CVA performance determines the dollar amount of incentive compensation payable to participants following completion of the Plan year.

The Committee set the 2006 performance goals for the NEOs based on Halliburton Company consolidated CVA results and set their individual target and maximum levels of opportunity under the Plan as a percentage of January 1, 2006 annual base salary as follows: Mr. Lesar 110% at target and 220% at maximum, Messrs. Cornelison, Gaut and Lane each had target levels of 65% and maximum levels of 130%. Mr. McCollum’s target and maximum were 50% and 100%, respectively.

The CVA targets for 2006 were $473 million for “Target” and $776 million for “Maximum.”

We appreciate the extra time that you provided for us to submit these responses to the Staff’s comments.  Please contact me at (713) 759-2617 or Robert Hayter at (713) 759-2616 with any questions.

Very truly yours,

/s/ Sherry D. Williams

Sherry D. Williams